

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 27, 2016

Via E-mail
Wanjun Xie
Chief Executive Officer
Landbay Inc
3906 Main Street, 207
Flushing, NY 11354

>   **Re: Landbay Inc**
>   **Registration Statement on Form S-1**
>   **Filed June 30, 2016**
>   **File No. 333-210916**

Dear Mr. Xie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your statement that "we will not receive any proceeds from the sale of shares by the selling stockholders." We also note your statement that "all these class A common shares will be sold by the Corporation." Please revise your disclosure to clarify whether there will be any sales of securities by selling stockholders.

2. Please revise to indicate whether there is currently a market for the securities.

3. We note your statement that "the securities offered will be listed on OTC Markets." Please revise to add disclosure indicating that there is no guarantee that the company shares will be listed on the OTC Markets. Please revise your disclosure as appropriate.

4. Please revise to disclose the date on which the offer expires. See Item 501(b)(8)(iii) of Regulation S-K.

5. Please disclose the date of the prospectus on the cover page.

Prospectus Summary, page 5

6. Please revise the summary to provide a brief overview of the key aspects of the offering include the company's business. In this regard, please carefully consider and identify those aspects of the offering that are most significant and determine how best to highlight those points, in clear, plain language. See Instruction to Item 503(a) of Regulation S-K.

7. Please include a complete mailing address and telephone number of your principal executive offices. See Item 503(b) of Regulation S-K.

Risk Factors, page 5

8. Most of your risk factors are vague and do not identify a specific risk to you or this offering. Please revise your risk factors to include risks specific to you and how they will affect your company. For each risk factor, please include a subheading that states the material risk and consequences should the risk materialize and narrative disclosure that explains such risk in more detail. Refer to Item 503(c) of Regulation S-K.

9. Please revise to address the specific risks to the company that arise from trading in the spot gold and spot silver markets.

10. Please revise to indicate the amount and percentage of securities owned by the management of the company.

The Corporation Dependence on Larison Inc, page 5

11. Please revise to clarify the risk being described. Also clarify the company's relationship with Larson Inc. File the agreement between the company and Larson Inc. as an exhibit to the registration statement or advise us why the agreement does not have to be filed pursuant to Item 601 of Regulation S-K. We may have further comment.

Many factors can affect the price of gold and silver, page 6

12. Revise to address the risk being described.

If the Broker Companies will Go Bankrupt, page 6

13. Please revise to clarify the risk to investors.

Use of Proceeds, page 6

14. We note your statement that "we will use all the working capital to trading the spot gold and the spot silver." Please revise to clarify your statement.

15. We note you state "there is no minimum amount of proceeds that must be raised before the Corporation may use the proceeds of the offering." We also note that your Use of Proceeds table has a column titled "If Minimum Sold Amount". Please revise to reconcile these statements.

16. We note your statements that "the Corporation isn't having or won't anticipates having within the next 12 months any cash flow or liquidity problems" and "Proceeds from this offering will satisfy the corporation's cash requirements for the next 12 months … won't be necessary to raise additional funds for the next 12 months, …." We also note that the company only has $40 cash as of March 31, 2016. Please provide us with the basis for your statement that the company will not have any liquidity problems or have to raise additional funds in the next 12 months or revise your disclosure as appropriate.

Determination of Offering Price, page 7

17. Please move the discussion of net tangible book value in paragraph 3 to the Dilution section.

18. We do not understand your disclosure in paragraph 6. Please revise as appropriate.

Dilution, page 8

19. We note your statement that "dilution … won't take place upon the shares distribution." Please provide us with your calculations which support your statement that there is no dilution to investors from the issuance of the shares. We may have further comment.

20. Please revise to indicate the net tangible book value per share prior to the distribution.

Plan of Distribution, page 8

21. Please revise to disclose the plan of distribution of the Class A common shares. Disclose the persons that will be offering the securities, such as officers or directors, and their compensation for selling the securities, if any. Refer to Item 508 of Regulation S-K for guidance.

22. Please further explain the relationship, described here and elsewhere, between your company and Larison Inc.

23. Given your disclosure on the cover page that there are no underwriters, please revise your disclosure in the paragraphs numbered 5, 6, 7 and the underwriter's compensation table as appropriate.

Description of Securities to be registered, page 8

24. Please revise to provide the description of securities required by Item 202(a) of Regulation S-K.

Description of Business, page 9

25. Please revise to clearly describe your business of trading the spot gold and spot silver in more detail

26. Please provide a description of BullionVault Service System. Please include a description of how your company will use the system.

27. We note your statement that the corporation will try to reduce any investing and trading risk. Please revise your disclosure to address how the company plans to reduce its investing and trading risk. Also revise the appropriate disclosure in the Management's Discussion and Analysis section.

28. Please describe the competitive business conditions and your company's competitive position in the industry and methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

29. Please describe the effect of governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K.

30. Please provide the number of total employees and number of full- time employees. See Item 101(h)(4)(xii) of Regulation S-K.

31. Please include the information required by Item 101(h)(5) of Regulation S-K.

Mark for Common Equity and Related Stockholder Matters, page 10

32. We note your statement that "Wanjun Xie own directly 100% shares of the Corporation." We also note that Note 5 to the Financial Statements states "there are no shares of common stocks outstanding as of March 31, 2016." Please reconcile your statements as appropriate.

Financial Statements, page 10

33. Please amend to include the report from your independent registered public accounting firm with the financial statements and related footnotes in the filing, rather than as an exhibit. See Item 11(e) of Form S-1.

Balance Sheets, page 10
Statements of Cash Flows, page 11

34. Please disclose in a footnote the nature of the investing assets included on your balance sheet and your accounting treatment for them under U.S. GAAP. Please also tell us why

these investments are characterized as a purchase of property and equipment in the cash flow statement.

Management's Discussion and Analysis, page 13

35. Please describe the specific international circumstances, the analysis and prediction of the corporation which has impacted your business operations. Please also disclose if you consider these to be a known trend or uncertainty that you reasonable expect will have a material impact on the company's liquidity, capital resources or results of operations. See Item 303(a) of Regulation S-K and SEC Interpretive Release 33-8350 Section III.B.(3) available on the SEC website.

Plan of Operation and Milestones, page 15

36. Please revise to clarify the meaning of your statement that "Larison Inc will grant its fund to support the Corporation."

37. Please revise to include a more detailed plan of operations for the next twelve months including the timing of each of the noted steps in your business plan over the next 3 months, 6 months, 9 months, and 12 months. Your revisions should also clarify the priority in which you will seek to accomplish each step. Finally, provide an approximate timeframe to the point of generating revenues.

Directors, Executive Officers, Promoters and Control Persons, page 17

38. We note your statement in your Business section that the management of the corporation has more than 24 years of management experience in the company's business. Please revise Mr. Xie's business experience to clearly describe his prior experience in the spot gold and spot silver trading markets.

39. Please clarify if Mr. Xie has experience in running a public company.

40. We note your statement that "now, Wanjun Xie is self-employed." Please clarify whether Wanjun Xie continues to be employed by China Democracy Party Foundation

Security Ownership of Certain Beneficial Owners and Management, page

41. Please revise your disclosure to comply with Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, p. 17

42. We note the disclosure in Note 6 of your financial statements. Please provide the disclosure required by Item 404(d) of Regulation S-K for this transaction.

43. We note the relationship between Mr. Xie with Larison Inc. and Blueville Inc. Please provide the disclosure required under Item 404(d) of Regulation S-K regarding this agreement. Specifically address the amount of Mr. Xie's ownership of Blueville Inc. and the material terms of the agreement.

Part II

44. Please clearly separate the disclosure in Part II of the registration statement from the disclosure in Part I of the registration statement. Refer to Form S-1.

Other Expenses of Issuance and Distribution, page 18

45. Please revise to provide the information required by Item 511 of Regulation S-K. We note your SEC filing fee on your facing page.

Indemnification of Directors and Officers, page 18

46. Please provide the information required by Item 702 of Regulation S-K.

Recent Sales of Unregistered Securities, page 18

47. We note the disclosure in your beneficial ownership table that states Mr. Xie as owning 100% of the class of securities. Please provide the information required by Item 701 of Regulation S-K.

Exhibits, page 18

48. Please file a legality opinion. See Item 601 of Regulation S-K.

49. Please revise to include a currently dated consent from your independent registered public accounting firm. See Item 601(b)(23) of Regulation S-K.

Undertakings, page18

50. Please revise to provide the undertaking required by Item 512(h) of Regulation S-K or advise us why the undertaking is not required.

Signature page

51. Please revise your signature page to include the capacities Wanjun Xie has signed in along with his signature following the statement that "this registration statement has been signed by the following persons in the capacities and on the dates indicated."

Wanjun Xie
Landbay Inc
July 27, 2016
Page 7

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining